Exhibit 99.1

AMARC SIGNS EXPLORATION AGREEMENT WITH LAKE BABINE NATION

April 19, 2021, Vancouver, BC – Amarc Resources Ltd. ("Amarc" or the "Company") (TSX-V: AHR; OTCBB: AXREF) is pleased to announce it has entered into an Exploration Agreement (the “Agreement”) with Lake Babine First Nation (the “Lake Babine”) of Burns Lake, British Columbia (“BC”). The Agreement will guide ongoing interactions between Amarc and the Lake Babine with respect to the DUKE Cu-Au District.

The Lake Babine’s traditional territory includes Amarc’s DUKE Cu-Au Project, located 80 km northeast of Smithers in central BC. The Agreement was negotiated by Amarc and Lake Babine representatives over the past several months to define how respectful and productive engagement between the parties should proceed, as well as an approach for cooperative planning and achieving mutual benefit.

“We’ve enjoyed a positive and productive relationship with the elected leadership of the Lake Babine First Nation, as well as their communities and members, for a number of years as our exploration activities at DUKE have advanced,” said Dr. Diane Nicolson, Amarc President & CEO.

“We’re thrilled to announce today a formal agreement that will guide how respectful engagement and cooperation will proceed in the future, and how benefits will be shared. It’s an important step, and we extend our thanks to the Lake Babine for sharing their vision for economic and social development in their territory, and for the consistency and goodwill of their leadership.”

Lake Babine Chief Gordon Alec said the Agreement signed with Amarc is consistent with his Nation’s pursuit of a healthy, traditional and prosperous future for its members, through good governance and responsible management of its territories.

“We welcome investment in responsible resource development in our territory so long as it is pursued with honesty and respect and in a way that creates meaningful opportunities for our people,” Chief Alec said.

“This Exploration Agreement is not an end point but a starting point for our relationship with Amarc. It ensures that the protocols and commitments are in place now to develop a mutually beneficial relationship and a partnership for the future.”

The DUKE Cu-Au District comprises 704 km2 of provincial mineral claims, in which the Company holds a 100% interest. The Project includes the DUKE porphyry Cu deposit and a series of new and compelling porphyry Cu style exploration targets. The Company has synthesized valuable public and historical exploration data from across the DUKE tenure with its own geological information, collected using modern surface and subsurface mineral exploration techniques and analysis, to define the district-wide Cu-Au potential of the DUKE Project.

Amarc has drilling and ground geophysical survey permits in place to conduct further exploration work at DUKE in 2021. The Company uses the well-developed transportation and power infrastructure in the Babine Region to support its field crews undertaking exploration activities.

Amarc is currently planning both an expanded drill program at the DUKE deposit with the goal of establishing a mineral resource to provide the basis to commence preliminary engineering and economic studies, and ground exploration surveys to advance the high potential Cu-Au exploration targets within the District. More information about the DUKE District can be found at https://amarcresources.com/projects/duke-project/highlights/.

About Lake Babine First Nation

Lake Babine Nation (LBN) is the third largest First Nation in British Columbia with over 2,700 members. LBN members are Nadut’en speaking people. LBN is home to five communities of Old Fort, Donald’s Landing, Fort Babine, Tachet and Woyenne and has 27 reserves. LBN’s administrative centre of Woyenne is located in Burns Lake BC, 228 km north of Prince George.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value BC porphyry copper-gold mines. By combining high-demand projects with successful management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing the 100%-owned IKE, DUKE and JOY porphyry copper±gold deposit projects located in different prolific porphyry districts in southern, central and northern BC, respectively. Importantly, each of the three projects is located in proximity to industrial infrastructure – including power, highways and rail. These projects represent significant potential for the development of multiple and important-scale, porphyry copper±gold deposits.

Amarc is associated with HDI, a diversified, global mining company with a 30-year history of porphyry discovery and development success. Previous and current HDI projects include some of BC’s and the world’s most important porphyry deposits – such as Pebble, Mount Milligan, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE and Pine. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, indigenous groups and other stakeholders in order to advance its mineral projects responsibly, and to do so in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with indigenous groups within whose traditional territories its projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc’s work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person as Defined Under National Instrument 43-101

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content in this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD
Dr. Diane Nicolson
President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.